# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC, CIK 0001862281
CUSIP: 00640Q108
Title of class of securities: CLASS I SHARES
Address of issuer's principal executive offices: One North Wacker Drive, Suite 2700, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163648

## Reporting persons
- CI INVESTMENTS INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 34,205,911.01; shared voting power 0; sole dispositive power 34,205,911.01; shared dispositive power 0; aggregate amount beneficially owned 34,205,911.01 (86.9% of the class)

## Item 1. Issuer
Name of issuer: ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC
Address of issuer's principal executive offices: One North Wacker Drive, Suite 2700, Chicago, Illinois, 60606

## Item 2. Person Filing
Name of person filing: CI Investments Inc.
Address of principal business office or, if none, residence:
15 York Street, 2nd Floor
Toronto, Ontario
Canada M5J 0-A3
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment fund manager registered under securities legislation in Ontario, Quebec and Newfoundland and Labrador

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row 9 on the cover page is hereby incorporated by reference into this Item 4(a).
Percent of class: The information set forth in Row 11 on the cover page is hereby incorporated by reference into this Item 4(b).
Sole power to vote or to direct the vote:
The information set forth in Rows 5 through 8 on the cover page is hereby incorporated by reference into this Item 4(c).

The Reporting Person serves as investment manager for private investment vehicles. The shares reported herein were acquired in the ordinary course of the Reporting Person's business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with nor as a participant in any transaction having such purpose or effect. The filing of this report shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares for purposes of Section 13(d) or Section 16(a) of the Exchange Act or for any other purpose.
Shared power to vote or to direct the vote: n/a
Sole power to dispose or to direct the disposition: n/a
Shared power to dispose or to direct the disposition: n/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: CI Adams Street Global Private Markets Fund, a trust for which the Reporting Person serves as investment manager and portfolio advisor, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Class I Shares of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CI INVESTMENTS INC.: /s/ Elsa Li, Elsa Li, Secretary (06/30/2025)